THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

April 30, 2008

George K. Schuler, Mining Engineer

   VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:

U.S. Precious Metals, Inc. (the “Registrant”)

Form 10-KSB for fiscal year ending May 31, 2007

Filed September 13, 2007

File No. 000-50703

Dear Mr. Schuler:

On behalf of the above-named Registrant, in response to your letter dated January 22, 2008 (the “Comment Letter”), I hereby submit one unmarked version of the Amendment to the subject 10-KSB (officially filed on EDGAR). Said Amendment includes changes to the subject Form 10-KSB that are responsive to the suggestions contained in the Comment Letter. In addition, it also contains an “Explanatory Note” on the second page describing the reasons for the amendment.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter.

1. The entire text of the suggested “Cautionary Note to U.S. Investors” has been inserted on the Registrant’s website. Specifically, it can be found by clicking on the link found on the website’s home page entitled “Disclaimer and Cautionary Note to U.S. Investors”.

2. A total of five maps with appropriate titles have been inserted under “Item 1- Description of Business”. Four can be found in this Item under the subsection “Solidaridad and Other Properties” and the fifth map can be found in this same Item under the subsection entitled “Proposed Exploration Program”.

George K. Schuler/U.S. Precious Metals, Inc.

April 30, 2008

3. As suggested by the Staff, in the eight full paragraph under “Item 1- Description of Business”, subsection “Solidaridad and Other Properties”, the measurement of the relative proportion of the existence of gold in the samples collected has been restated to “parts per million” (ppm) from “parts per billion” (ppb).

Very truly yours,

/s/ Thomas E. Boccieri

THOMAS E. BOCCIERI

Enclosure

TEB:ml

cc (via email):

Jack Kugler, CEO

Jack Wagenti, Chairman

Dave Burney, President

Peter Toscano, Secretary/Treasurer